DC

No Act
P.E. ~~1-10-03~~
P.E. 12-26-02

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

03000757

January 10, 2003

Carol Greenwald
5600 Wisconsin Ave. #504
Chevy Chase, MD 20815

Act 1934
Section
Rule 14A-8
Public Availability 1-10-2003

Re: T. Rowe Price Group, Inc.
Reconsideration request dated December 26, 2002

Dear Ms. Greenwald:

This is in response to your letter dated December 26, 2002 concerning a shareholder proposal submitted to T. Rowe Price by Carol Greenwald. On December 27, 2002, we issued our response expressing our informal view that T. Rowe Price could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 23 2003
THOMSON
FINANCIAL

cc: R. W. Smith, Jr.
Piper Rudnick
6225 Smith Avenue
Baltimore, MD 21209-3600

Carol Greenwald
5600 Wisconsin Ave
Chevy Chase, MD 20815
301-657-2072

December 26, 2002

Paula Dubberly
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth St. N.W
Washington D.C. 20549

Re: Shareholder Proposal Submitted to T. Rowe Price Group, Inc.

Dear Ms. Dubberly:

This letter is in response to the T.Rowe Price Group, Inc. letter of December 10, 2002 (submitted by Piper Rudnick) asking the Securities and Exchange Commission not to recommend any enforcement action when they exclude my shareholder proposal. On behalf of myself as Proponent (shareholder of 1600 shares in T. Rowe Price Group, Inc.), I am enclosing, pursuant to Rule 14a-8(j) (2) promulgated under the Securities Exchange Act of 1934 (the "1934 Act"), six copies of the shareholder proposal and supporting statement dated September 20, 2002 (the "Proposal"), submitted for inclusion in T.Rowe Price's proxy statement for its 2003 Annual Meeting of Shareholders and this letter, which contains an explanation of why T. Rowe Price is *incorrect* in electing to exclude the Proposal from the 2003 Proxy materials.

A copy of this letter has been simultaneously provided to T. Rowe Price Group, Inc. and to Piper Rudnick. I respectfully request that the Securities and Exchange Commission reject T. Rowe Price's request to omit my shareholder proposal from its proxy materials.

The Proposal states:

"**Resolved**, the shareholders request the Board of Directors to adopt a policy which affirms that the corporation will not sponsor or contribute to non-profit organizations which undermine the American war on terrorism by refusing to call terrorists or terrorist organizations any entity or person listed on the U.S. government's list of terrorists or terrorist organizations.

The Board should report back to the stockholders no later than the next annual meeting on progress towards implementing this policy.

The Company argues that the Proposal deals with matters relating to T. Price's ordinary business operations - Rule 14a-8(i) (7).

Piper Rudnick cites Rule 14a-8(i)(7) as a reason to omit the Proposal, namely that the question of contributing to a charity is a matter "relating to the company's ordinary business operations", and they cite a number of informal rulings to this effect. As you are aware, however, these rulings are merely advisory in nature and are not supported by case law. There are, moreover, serious questions whether a charitable contribution, which by definition makes no positive contribution to the corporation's bottom line or to shareholder value, can be considered "ordinary business operations."

As a financial institution, T. Rowe Price has special obligations under the Anti-Money Laundering rules of the U. S. Treasury (Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, aka Patriot Act) to support the U.S. government's war on terrorism. Contributing to non-profit organizations which refuse to label the organizations listed on the U.S. government's terrorism list as terrorist organizations is inconsistent with the obligations of T. Rowe Price under the Patriot Act.

It is hardly asking to micromanage the company's business operations to ask that organizations which T. Rowe Price itself must identify as terrorist organizations and whose financial accounts it would have to freeze, as so identified by the U.S. Treasury, be so identified by non-profits to whom it gives shareholder money. Instead, the Company has contributed to, and is asking to continue contributing to, non-profit organizations which as a matter of policy will not so identify such organizations.

T. Rowe Price argues that this proposal relates to advertising. But National Public Radio(NPR) is a publicly supported non-profit organization. It is supported by the public, not by advertising dollars. This is how in fact government funding is justified and the basis for which it solicits support from its listeners. Corporations who "underwrite" programming are listed in NPR's Annual Reports as having made charitable contributions, not as advertisers.

To argue that the proposal does not address a significant policy issue is to fail the "blush" test. Terrorism is the major political/social issue facing the U.S. (and possibly the entire free world). A search of the NPR file on the Lexis/Nexis database for news stories in which "HAMAS" and Hezbollah" were mentioned revealed that in these stories, NPR reporters and hosts almost uniformly failed to use any form of the word "terror" to refer to these organizations. The search covered the period September 21, 2001 to November 26, 2002 and included 693 stories.

According to numerous polls, there is broad interest among the public that reporting be fair and accurate, and that it reflect facts rather than a partisan agenda. A Gallup Poll of December 8, 2000, for example, found that 65% of respondents believed that "news organizations' stories and reports are often inaccurate," while a Pew research Center Poll of June 9, 2002 found that 80% of respondents rated accuracy in reporting as "extremely important." My shareholder proposal is asking T. Rowe Price not to make contributions to organizations which are not accurately reporting the news, i.e. failing to identify organizations listed on the U.S. government's terrorism list as terrorist organizations. These non-profit organizations should not be supported by an organization with special requirements under the Patriot Act.

T. Rowe Price is being disingenuous when it argues that the proposal is so vague that "it is not possible for the Company or its Board to implement the Proposal since it is impossible to understand the specific actions or measures required in the event the proposal is adopted." Before giving the shareholders' money to non-profits, the Company would only have to ask whether it was the policy of the non-profit to refer to persons and organizations listed on the U.S. Treasury's list of terrorists/terrorist organizations as terrorists. (Since all financial institutions have been sent this list, which is regularly up-dated, the Company could supply the list to the non-profit if they were unaware of the entities on it.)

The Company is being too cute when it argues that it would not be able to determine "which organizations undermine the war on terrorism." The action delineated in the proposal is the failure to identify as terrorist organizations those entities listed on the U.S. Government's list of terrorist organizations as terrorists when these entities are referred to. It is a very simple standard.

The Piper Rudnick letter states that the proposal is unclear as to whether it relates only to charitable organizations or also with the placement of advertising with a non-profit media group. This is a non-distinction. A non-profit media group to which contributions are tax-deductible is a charitable organization.

There is nothing vague or indefinite in the Proposal that would confuse shareholders about what they were voting on nor is it too vague to enable the Company to comply. A simple inquiry as to the policy of the organization as to whether it routinely identifies organizations listed on the U.S. government's terrorist list as terrorists when the entity refers to these organizations is neither burdensome to determine nor unclear as to how it could be done.

The Company cannot at the same time argue that this proposal relates to advertising expenditures and then only cite statistics as to the percent charitable contributions are of its income and assets. Since the Company has argued that this proposal relates to advertising on non-profit media outlets, which it does, then the entire advertising budget is relevant. Advertising is surely more than 5% of net earnings.

The Proposal is specifically related to the Company's business in that financial institutions have been given special responsibilities to identify terrorists and terrorist organizations in order to freeze their accounts. It is inconsistent with that responsibility to contribute to organizations which undermine that effort of identification.

Based on the foregoing reasons, I respectfully petition the Commission Staff to recommend enforcement action to the Commission if T. Rowe Price excludes the Proposal from the 2003 Proxy materials. if you have any questions or need further information, please contact me at 301-657-2072.

Sincerely,

Carol Greenwald

Carol Greenwald

cc. Ms. Barbara A. Van Horn
R. W. Smith, Jr.

Corporate Resolution On Corporate Contributions to Companies That Undermine the American War on Terrorism

Ms. Carol Greenwald of 5600 Wisconsin Ave #504, Chevy Chase, MD 20815, an owner of 1,600 shares, has furnished the following statement in support of her proposal:

Whereas, T. Rowe Price Group, Inc., would not take actions or use corporate funds in a way that would undermine the U.S. government's fight against international terrorism:

Whereas, it has come to our attention that in its media coverage, National Public Radio (NPR) undermines the American war on terrorism by its routine refusal to use the word "terrorist" in its news reports describing many of the entities listed on the US Government's list of terrorists and terrorist organizations, and lauds those who denigrate America after 9/11:

Resolved, the shareholders request the Board of Directors to adopt a policy which affirms that the corporation will not sponsor or contribute to non-profit organizations which undermine the American war on terrorism by refusing to call terrorists or terrorist organizations any entity or person listed on the U.S. government's list of terrorists or terrorist organizations.

The Board should report back to the stockholders no later than the next annual meeting on progress towards implementing this policy.

Supporting Statement:

By using euphemisms like militants or activists, which have non-violent associations in American minds, and by refusing to identify as terrorists persons and organizations that the US government has found to be terrorists or terrorist organizations, NPR is undermining the American war on terrorism by keeping Americans from understanding the pervasive violent activities of these groups or even being aware of whom the government has determined to be terrorists.

1. In the 12 months following 9/11, NPR hosts/reporters described HAMAS members as militants or activists 47 times; on only 2 occasions did they describe them as terrorists, despite HAMAS being listed by the US government as a terrorist organization.
2. Even when describing the murder of Americans, NPR describes the murderers as militants, not terrorists. On August 2, 2002, NPR reported on Morning Edition: "...the **militant** group **Hamas** claimed responsibility for a bomb attack at Hebrew University in Jerusalem that killed seven people, including five Americans."

NPR has been virtually alone in having broadcasts that say America deserved the 9/11 tragedy and opposing America's war on terrorism.

NPR's Morning Edition on September 6, 2002 interviewed singer Ani deFranco and played a song written soon after 9/11: "On a morning, beatific in its Indian summer breeze, on the day that America fell to its knees after strutting around for a century without saying thank you or please... You can keep the propaganda. You can keep each and every TV that's been trying to convince me to participate in some prep school punk's plan to perpetuate retribution."

NPR's Susan Stamberg gushed, "...you are one of the few to come out publicly and in art with criticism of the U.S. after September 11th ... here you are, a singer, mixing politics and music. You know, there is a rather long and distinguished history of that kind of mix." The segment ended with the voice of Ms. DeFranco singing "...while the rich profit off our blood.."

Piper Rudnick

6225 Smith Avenue
Baltimore, Maryland 21209-3600
www.piperrudnick.com

PHONE (410) 580-3000
FAX (410) 580-3001

R. W. SMITH, JR.

jay.smith@piperrudnick.com
PHONE (410) 580-4266
FAX (410) 580-3266

December 10, 2002

UPS NEXT DAY AIR

Paula Dubberly
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to T. Rowe Price Group, Inc.

Dear Ms. Dubberly:

On behalf of T. Rowe Price Group, Inc. ("T. Rowe Price" or the "Company"), we are enclosing, pursuant to Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934 (the "1934 Act"), six copies of the shareholder proposal and supporting statement of Ms. Carol Greenwald (the "Proponent") dated September 20, 2002 (the "Proposal"), submitted for inclusion in T. Rowe Price's proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials") and this letter, which contains an explanation of the reasons why T. Rowe Price believes it may exclude the Proposal from the 2003 Proxy Materials.

In accordance with Rule 14a-8(j)(1) under the 1934 Act, a copy of this letter and its enclosures have been simultaneously provided to Proponent. T. Rowe Price currently anticipates filing definitive copies of its proxy materials for the 2003 Annual Meeting with the Securities and Exchange Commission (the "Commission") on or about March 3, 2003. T. Rowe Price, therefore, would appreciate the Division's response to its request prior to such date.

2. The Proposal is contrary to the Commission's proxy rules -- Rule 14a-8(i)(3).

3. T. Rowe Price lacks the power to implement the Proposal – Rule 14a-8(i)(6).

4. The Proposal is not significantly related to T. Rowe Price's operations - Rule 14a-8(i)(5).

1. The Proposal deals with matters relating to T. Rowe Price's ordinary business operations -- Rule 14a-8(i)(7).

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." Exchange Act Release No. 40,018 (avail. May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC explained that the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations: The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it affects T. Rowe Price's ordinary business operations and "micro- manages" T. Rowe Price's business functions.

A. The Proposal can be excluded because it relates to the selection of a specific type of non-profit or charitable organization.

It appears that the Proposal is directed towards the Company's charitable contributions because it prohibits the Company from "sponsor[ing] or contribut[ing] to non-profit organizations." The primary purpose of the Company's charitable contributions is to support communities, particularly in locations where the Company conducts its business. Decisions as to timing, amount and appropriate recipients of contributions are ordinary business decisions that are part of day-to-day operations. The role of the Board in directing the management of the Company's ordinary course of business is well-established in law and practice. The Proposal attempts to circumvent this role and intrude upon the ordinary business of the Company because it requires the Company to adopt a policy regarding the type of non-profit organization to which the Company will contribute. Specifically, the Proposal requires the Company to not sponsor or contribute to non-profit organizations that "refus[e] to call terrorists or terrorist organizations any entity listed on the U.S. government's list or terrorists or terrorist organizations."

The Staff has consistently concurred that the selection of specific type of charitable or non-profit organizations to which a company contributes is a day-to-day activity conducted in the ordinary course of business. The Staff's interpretation applies regardless whether the proposal suggests either starting or stopping contributions to a particular type of organization. For example, in *Pacific Gas and Electric Company* (avail. January 22, 1997), the Staff concurred that the company could exclude a proposal that criticized contributions to the Mexican American Legal Defense and Education Fund and would require the company to report on contributions to organizations "whose overall purpose and aim is not consistent with the Corporate Community Development Program." In concurring that the proposal could be excluded, the Staff stated, "[t]here appears to be some basis for your view that the proposal relates to the conduct of ordinary business and therefore may be excludable under Rule 14a-8(c)(7) (i.e., contributions to specific types of organizations.)" *See also*, *SCEcorp* (avail. February 20, 1992) (proposal that registrant, in each profitable year, consider donating a prescribed amount of money to qualified charities which work to improve fisheries and wildlife habitat and management for species affected by registrant's operations excludable under Rule 14a-8(c)(7) as "the determination to commence contributions to a particular charity"); *Pacific Telesis Group* (avail. February 20, 1992) (proposal that registrant make contributions to Planned Parenthood of America to fund teenage pregnancy prevention and educational programs excludable under Rule 14a-8(c)(7) as "the determination to commence contributions to a particular charity"); *Minnesota Mining and Manufacturing Co.* (avail. January 3, 1996) (exclusion of proposal requesting company to make charitable or political contributions to organizations or campaigns promoting certain causes); *The Walt Disney Company* (avail. November 10, 1997) (charitable contributions directed to specific types of organizations); *Minnesota Mining and Manufacturing Co.* (avail. February 19, 1998) (proposal that registrant refrain from giving charitable contributions to organizations that perform abortion excludable under Rule 14a-8(c)(7) as dealing with "contributions to specific types of organizations"); *Kmart Corporation* (avail. March 4, 1998) (proposal that registrant refrain from giving charitable contributions to organizations that perform abortion excludable under Rule 14a-8(c)(7) as dealing with "contributions to specific types of organizations"); and *SJW Corp.* (avail. February 1, 1999) (proposal that corporation not give anything of value to a specified Chamber of Commerce is excludable as relating to the corporation's ordinary business operations--contributions to a specific type of organization).

B. The Proposal can be excluded because it relates to the Company's ordinary business operations.

One of the implications of the Proposal is that T. Rowe Price would be required to adopt a policy to ensure that a particular non-profit organization to which T. Rowe Price contributes changes its rules and policies in a specific manner. We believe that this type of proposal is excludable under the Staff's prior interpretations relating to charitable contributions. *See*, *Intel Corp.* (Reconsideration; avail March 31, 1999). By going beyond the threshold issue of whether contributions are made to a particular organization, and seeking to have the Company take specific actions as part of its charitable giving program, the Proposal interferes with tasks that are fundamental to management's ability to run the Company on a day-to-day basis and "seeks to 'micro-manage' the Company by probing too deeply into matters of a complex nature...." 1998 Release at pg. 6 (citing Exchange Act Release No. 12,999 (avail. December 3, 1976)).

The Commission stated in Exchange Act Release No. 12,999 (avail. December 3, 1976) that Rule 14a-8(c)(7) allows exclusion of a matter that is "mundane in nature and [does] not involve any substantial policy or other considerations." A company's decisions regarding its day-to-day relationship with an organization to which it makes donations are certainly more "mundane in nature" and involve less of a policy consideration than the decision to commence contributions to a particular charity or type of organization. In this case, the Proposal would inappropriately allow one of T. Rowe Price's shareholders to "micro-manage" T. Rowe Price's relationships with a recipient under the Company's charitable giving program. The total value of T. Rowe Price's corporate contributions for the fiscal year ending December 31, 2001 was approximately $1,806,294, which represented less than 1/4 of 1% of the Company's total assets at the end of the same period, and less than 1% of net income, and 1/4 of 1% of total revenues, for that period.

The Staff has previously rejected similar attempts by proponents to avoid exclusion under Rule 14a-8(i)(7) and its predecessor. For example, the Staff has allowed registrants to exclude proposals that would require issuance of a report on a subject that is within the scope of the registrant's ordinary business. *See,* Exchange Act Release No. 20,091 (avail. August 16, 1983) ("the staff will consider whether the subject matter of the special report ... involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)"). The SEC adopted this interpretation because to do otherwise "raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity". *See, Newport Pharmaceuticals International* (avail. June 6, 1984). By denying T. Rowe Price the ability to exclude the Proposal, the Staff would ignore this precedent of holding substance over form and would create a loophole that would allow proponents to easily vitiate Rule 14a-8(i)(7).

C. The Proposal can be excluded because it relates to the manner in which the Company advertises it products.

The Proposal seeks to impose specific requirements upon the Company's advertising because it prohibits the Company from "sponsor[ing] or contribut[ing]" to certain organizations. The supporting statement indicates that the Proposal is directed towards advertising sponsored by the Company on National Public Radio ("NPR"). In fact, the Proposal takes exception to the manner in which NPR refers to a particular organization. While T. Rowe Price certainly supports all actions to combat terrorism and would not take any action that would interfere with the efforts of the U.S. government to fight terrorism, nor would it knowingly support organizations which sponsor terrorism, it does not control the content of the programming on NPR. Like many corporate NPR sponsors, the Company receives on-air acknowledgement for their financial support via ten-second announcements that are broadcast during NPR programs. The Company does not control when the announcement is broadcast on NPR or the content of the NPR program during which the announcement is broadcast.

The Staff has consistently found that the manner in which a company advertises its products is part of a company's ordinary business operations, and has permitted proposals seeking to regulate advertising to be excluded under Rule 14a-8(i)(7). *See, J.C. Penney Co., Inc.* (avail. March 30, 2000) (proposal to regulate content of advertising could be excluded); *The Quaker Oats Company* (avail. March 16, 1999) (excluding a proposal to cause company to designate employee committee to review advertising for content that "demeans or slanders any people based on race, ethnicity or religion"); *RJR Nabisco Holdings Corp.* (avail. February 23, 1998) (omitting a proposal that the company use only "non-racist portrayals and designations" in its advertising and report to shareholders on how it would monitor and enforce these policies); *PepsiCo Inc.* (avail. February 23, 1998) (granting no-action relief for a proposal that the company use only "non-racist portrayals and designations" in its advertising and report to shareholders on how it would monitor and enforce these policies); *General Motors Corporation* (avail. March 4, 1996) (proposal to create "a vice-presidential level position of an Advocate for Decency in Advertising" could be excluded); and *PepsiCo, Inc.* (avail. January 22, 1986) (omitting a proposal that advertising not be permitted to contain the likeness of any political figure).

D. The Proposal does not directly address a significant policy issue.

The Commission has indicated that a shareholder proposal that would normally be excludable as dealing with a matter relating to a company's ordinary business operations may not be excludable if it raises significant social policy issues. The Company appreciates the gravity of the "war on terrorism," but believes that the Proposal itself is related to an ordinary business topic. Specifically, the Proposal is directed toward the "routine refusal [of NPR] to use the word "terrorist" in its news reports" when referring to certain entities. In other words, the Proposal is not about the "war on terrorism." Instead, the Proposal is directed towards regulating the speech of non-profit organizations, like NPR. The Company believes that this narrow issue does not raise any significant social policy issues.

The Staff has on many occasions concurred that when a company is not involved in a business that raises a significant policy issue, proposals that seek to associate the companies with those significant policy issues may be excluded. *See, Times Mirror* (avail. January 16, 1996) (proposals relating to advertising tobacco products excludable under Rule 14a-8(i)(7), because--they involve ordinary business decisions relating to advertising); *Gannett Co.* (avail. March 19, 1993) (same); *McDonalds Corporation* (avail. March 16, 1993) (proposal on smoke-free facilities relates to management of place of business). *See also*, *Minnesota Mining and Manufacturing Co.* (avail. March 4, 1999) (excluding a proposal that limited the yearly percentage increase of the "top 40 executives" compensation and limited the CEO's compensation to amounts determined by certain formulas because it related to ordinary business operations (i.e., general compensation matters)). T. Rowe Price's situation is analogous to the situations presented in *Times Mirror, Gannett Co.* and *McDonalds Corporation.* T. Rowe Price is a financial services holding company that derives its consolidated revenues and net income primarily from investment advisory services that its subsidiaries provide to individual and institutional investors in the sponsored T. Rowe Price mutual funds and other investment portfolios. The Proposal does not relate to the Company's business. In sum, the subject matter of the Proposal (i.e., either selection of a specific type of charitable organization or advertising) is more akin to many shareholder proposals that the Staff has determined are excludable under Rule 14a-(8)(i)(7). For these reasons, the Company believes that the Proposal and the supporting statement relates to an ordinary business matter that may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(7).

2. The Proposal is contrary to the Commission's proxy rules -- Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *Nynex Corporation* (avail. January 12, 1990). *See also*,

Philadelphia Electric Co. (avail. July 30, 1992) (proposal that committee of small stockholders be elected to refer to Board of Directors a plan that "will in some measure equate with the gratuities bestowed on Management, Directors and other employees" sufficiently vague to justify exclusion). The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations." *Hershey Foods Corp.* (avail. December 27, 1988). In *Jos. Schlitz Brewing Co.* (avail. March 21, 1977), the Staff permitted the exclusion of a proposal requesting that the company's Board of Directors adopt a policy of not allowing the company's advertisements to appear on television shows "containing excessive and gratuitous violence." The Staff agreed with the company's assertion that "the determination of what constitutes 'excessive and gratuitous' violence is a highly subjective matter." In concurring that the proposal could be excluded due to its vagueness, the Staff took particular note of the fact that "each stockholder is likely to have a different idea as to what type of programming they would be asking the Corporation not to advertise on when voting on the Proposal," with the result that "any resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal."

As with the standards in the *Schlitz* and *Hershey* proposals, the standards articulated in the Proposal are subject to a wide array of interpretations. The Proposal requires the Company to adopt a "policy" regarding sponsoring or contributing to organizations which "undermine the American war on terrorism" by "refusing to call terrorists or terrorists" organizations listed on the U.S. government's list of "terrorists or terrorist organizations." While the Company appreciates the importance of the U.S. "war on terrorism," it believes that it is not possible for the Company or its Board to implement the Proposal since it is impossible to understand the specific actions or measures required in the event the Proposal is adopted. Because the Proposal uses broad and ambiguous terms that are subject to multiple determinations, the Company's shareholders are being asked to approve matters that essentially provide no guidelines as to what steps the Company is expected to take. For example, under the new "policy" the Company is supposed to adopt, how will the Company determine which organizations "undermine" the war on terrorism? Moreover, any resultant action by the Company would have to be made without guidance and consequently in possible contravention of the intention of the stockholders who voted in favor of the Proposal. *See, Wm. Wrigley Jr. Company* (avail. November 18, 1998) (proposal requesting that the company bring an "Employee's Charter" to the next annual meeting, but failing to provide any information on the content or purpose of the Employee's Charter, was excludable as vague and indefinite), *U.S. West, Inc.* (avail. March 4, 1998) (proposal that the company recognize January 22nd as "American Holocaust Day", but failing to define the meaning of "recognize", was excludable as vague and indefinite), *A.H. Belo Corporation* (avail. January 29, 1998) (proposal mandating that the board sever all connections with organizations which purport to have an anti-democratic agenda was excludable under paragraph (c)(3) [the predecessor to paragraph (i)(3)] because it involved vague and indefinite determinations concerning what constitutes an organization which denies "government with the consent of the governed" and "other basic freedoms" and because "neither the shareholders voting on the proposal, nor the company, would be able to determine with reasonable certainty what measures the company would take if the proposal was approved"); *Philip Morris Companies Inc.* (avail. February 7, 1991) (proposal that the company "immediately cease contributing money or aiding in any way politicians, individuals or organizations that advocate or encourage bigotry or hate" was excludable under paragraph (c)(3) because the proposal was subject to multiple determinations concerning what constitutes "advocate," "encourage," "bigotry," "hate," and "aiding in any way" and would be vague and indefinite to shareholders and potentially misleading since any action taken by management, upon implementation, could be significantly different from the actions envisioned by shareholders voting on the proposal); and *Hershey Foods Corporation* (avail. December 27, 1988) (proposal relating to establishing a policy that the company would advertise solely in television programming which does not discuss sexual issues, does not contain profanity, cannot be construed as pornographic, and is not sexually suggestive was excludable under paragraph (c)(3) as vague and indefinite and therefore potentially misleading because "the standards under the proposal may be subject to differing interpretations" and therefore "neither the shareholders voting on the proposal, nor the company, would be able to determine with any reasonable certainty what measures the company would take in the event the proposal was approved").

It is unclear whether the Proposal relates only to charitable contributions, or also includes a facet of ordinary business transactions represented by the placement of advertising with a non-profit media group. It is impossible to determine from the Proposal how the Company can ascertain or monitor the policies and communications of all the non-profit organizations with which the Company associates. Additionally, the Proposal would require T. Rowe Price to adopt a policy to ensure that a particular non-profit organization to which the Company contributes change its rules and policies in a specific manner.

In sum, the Proposal and the supporting statement are sufficiently vague and indefinite that neither a shareholder voting on the Proposal nor T. Rowe Price would be

1/4 of 1% of the Company's total assets at the end of the same period, and less than 1% of net income , and 1/4 of 1% of total revenues for that period. Accordingly, none of the economic thresholds set forth in Rule 14a-8(i)(5) have been satisfied. Not only does the Proposal bear no "significant" relationship to the Company's business, the Proposal bears no relationship to its business.

The Commission has permitted shareholder proposals dealing with social issues to be included in proxy statements under Rule 14a-8. However, those social issues have always had some significant or meaningful relationship to the registrant's business. For example, "South Africa" proposals have been permitted in connection with companies that do business in South Africa and tobacco proposals have been permitted in connection with companies that have tobacco operations. Presumably, they would be improper for a company that was not in South Africa and for those that had no tobacco operations.

Although the Company recognizes that a proposal dealing with operations that fail to meet the economic thresholds of Rule 14a-8(i)(5) must nevertheless be included in a company's proxy statement if such proposal is otherwise significantly related to a company's business, it believes that a proposal that has no relationship to a company's business need not be included. The courts have recognized that an issue must have a significant or meaningful relationship to the registrant's business before it must be included in the registrant's proxy statement. For example, in *Lovenheim v. Iroquois Brands, Ltd.*, 618 F.Supp. 554 (D.D.C. 1985), the court held that Iroquois Brands had to include in its proxy statement a shareholder proposal relating to the force feeding of geese for the production of pate de foie gras even though sales of that product failed to meet the economic thresholds set forth in Rule 14a-8(i)(5). The court reasoned that even though the company's sales of the product failed to meet the economic thresholds, the product nevertheless had a significant relationship to the company's business and, therefore, the issues raised in the proposal were significantly related to company's business. The court stated, however, that "the result would, of course, be different if the plaintiff's proposal was ethically significant in the abstract but had no meaningful relationship to the business of [the company] as [the company] was not engaged in the business of importing pate de foie gras." *Id.* at 561. Note 16. The Company believes that the Proposal presents precisely the same situation described by the court in Note 16 of the *Lovenheim* decision. For these reasons, the Company has concluded that it may omit the Proposal and the supporting statement from its 2003 Proxy Materials in accordance with Rule 14a-(8)(i)(5).

able to determine with any reasonable certainty what actions would be necessary to implement the Proposal. For these reasons, T. Rowe Price believes that the Proposal and the supporting statement is excludable under Rule 14a-8(i)(3).

3. T. Rowe Price lacks the power to implement the Proposal – Rule 14a-8(i)(6).

T. Rowe Price believes that the Proposal can also be omitted under Rule 14a-8(i)(6) because it is beyond the power of the Company or its Board of Directors to effectuate due to its inherent vagueness. In *Anheuser-Busch Companies, Inc.* (avail. February 9, 1993), the Staff ruled that a charitable contributions proposal which requested the registrant make contributions to only those little league organizations that give each child the same amount of playing time as practically possible could be excluded under Rule 14a-8(i)(6). In the Staff's view, such proposal was "beyond the registrant's power to effectuate (making contributions only to little league organizations that give each child the same amount of playing time as practically possible)". Similarly, in *General Motors Corp.* (avail. March 9, 1981), the Staff took a "no-action" position with respect to General Motors' request to exclude a proposal that it ascertain the number of avowed Communists, Marxists, Leninists and Maoists on the faculty and in the administration of any particular school before making a donation to the school. General Motors reasoned that it could not comply with the action requested since the proposal did not provide guidance as to how to determine which persons fell within the prohibited group.

For the reasons described in Section 2 above, the Proposal is excludable under Rule 14a-8(i)(6) because it deals with a matter that is beyond the Company's power to effectuate. The Company believes that undertaking such a task is beyond the power of the Company or its Board of Directors to effectuate. For these reasons, the Company has concluded that it may omit the Proposal and the supporting statement from its 2003 Proxy Materials in accordance with Rule 14a-(8)(i)(6).

4. The Proposal is not significantly related to T. Rowe Price's operations - Rule 14 a-8(i)(5).

Rule 14a-8(i)(5) permits omission of a proposal which relates to operations which account for less than 5% of the Company's total assets at the end of its most recent fiscal year and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business. We have been informed that the total value of T. Rowe Price's corporate contributions for the fiscal year ending December 31, 2001 was approximately $1,806,294, which represented less than

Conclusion

Based on the foregoing reasons, T. Rowe Price believes that it may properly exclude the Proposal from its 2003 Proxy Materials under Rules 14a-8(i)(7); 14a-8(i)(3); 14a-8(i)(6), and 14a-8(i)(5), or any of them. We hereby respectfully request, on behalf of T. Rowe Price, confirmation that the Commission Staff will not recommend any enforcement action to the Commission if T. Rowe Price excludes the Proposal from its 2003 Proxy Materials. If you have any questions or need further information, please contact me at (410) 580-4266.

Sincerely,

R. W. Smith, Jr.

cc: Ms. Carol Greenwald